UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                               (Amendment No. __)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    Fortress America Acquisition Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    34957J209
                                 (CUSIP Number)

                                DECEMBER 31, 2005
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                  |_| Rule 13d-1(b)

                  |_|Rule 13d-1(c)

                  |X| Rule 13d-1(d)

--------------

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Charles Thomas McMillen
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [ ]
       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
     NUMBER OF         5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY    --------------------------------------------------------------
        EACH           6   SHARED VOTING POWER
     REPORTING
       PERSON              575,000*
       WITH:
                  --------------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           575,000*
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       575,000
--------------------------------------------------------------------------------
  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                     |_|
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.02%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
--------------------------------------------------------------------------------

* Includes 575,000 shares of common stock owned by Washington Capital Advisors, LLC, of which Mr. McMillen is the Chief Executive Officer and sole member.

--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Washington Capital Advisors, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [ ]
       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
     NUMBER OF         5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY           575,000
      OWNED BY    --------------------------------------------------------------
        EACH           6   SHARED VOTING POWER
     REPORTING
       PERSON
       WITH:
                  --------------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           575,000
--------------------------------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       575,000
--------------------------------------------------------------------------------
  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                     |_|
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.02%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
--------------------------------------------------------------------------------

ITEM 1(A). NAME OF ISSUER.

      Fortress America Acquisition Corporation (the "Company").

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

      4100 North Fairfax Drive, Suite 1150
      Arlington, VA 22203-1664

ITEMS 2(A). NAME OF PERSON FILING.

      This statement is filed on behalf of Charles Thomas McMillen and Washington Capital Advisors, LLC (collectively, the "Reporting Person") with respect to shares of common stock of the Company beneficially held by the Reporting Persons.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

      The address of the principal business office of each of the Reporting Persons is 4100 North Fairfax Drive, Suite 1150, Arlington, VA 22203-1664.

ITEM 2(C). CITIZENSHIP.

      Mr. McMillen is a citizen of the United States of America.

      Washington Capital Advisors, LLC is a Delaware limited liability company.

ITEM 2(D). TITLE OF CLASS OF SECURITIES.

      Common Stock.

ITEM 2(E). CUSIP NUMBER.

      34957J209

ITEM 3.

      If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

      (a)   |_| Broker or dealer registered under Section 15 of the Act,

      (b)   |_| Bank as defined in Section 3(a)(6) of the Act,

      (c)   |_| Insurance Company as defined in Section 3(a)(19) of the Act,

      (d) |_| Investment Company registered under Section 8 of the Investment Company Act of 1940,

      (e)   |_| Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

      (f)   |_| Employee Benefit Plan or Endowment Fund in accordance with 13d-1
                (b)(1)(ii)(F),

      (g) |_| Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

      (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

      (i) |_| Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

      (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      The responses of each of the Reporting Persons with respect to Rows 5, 6, 7, 8, 9 and 11 of the cover pages to this Schedule 13G are incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      None.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not Applicable.

ITEM 10. CERTIFICATION.

      Not Applicable.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2006
                                                /s/ Charles Thomas McMillen
                                                --------------------------------
                                                Charles Thomas McMillen

                                                Washington Capital Advisors, LLC

                                                /s/ Charles Thomas McMillen
                                                --------------------------------
                                                By: Charles Thomas McMillen
                                                Its: Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.       EXHIBIT DESCRIPTION
-----------       -------------------

99.1              Joint Filing Agreement